Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Hudson City Bancorp, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333-73090, No. 333-95193, No. 333-78969 and No. 333-114536) on Form S-8 of Hudson City Bancorp, Inc. of our reports dated February 28, 2007, with respect to the consolidated statements of financial condition of Hudson City Bancorp, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of Hudson City Bancorp, Inc.
(signed) KPMG LLP
New York, New York
February 28, 2007